Exhibit 4.3

SECOND SUPPLEMENTAL INDENTURE (as defined herein) (this “Second Supplemental Indenture”), dated as of May 21, 2015, between Macquarie Infrastructure Corporation, a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the predecessor to the Company, Macquarie Infrastructure Company LLC, a Delaware limited liability company (“MIC LLC”), has heretofore executed and delivered to the Trustee a Senior Debt Securities Indenture dated July 15, 2014 (the “Base Indenture”) and a First Supplemental Indenture to the Base Indenture, dated as of July 15, 2014 (the “ First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), providing for the issuance of its 2.875% Convertible Senior Notes due 2019 (the “Notes”);

WHEREAS, on May 21, 2015, MIC LLC converted (the “Conversion”) from a Delaware limited liability company to a Delaware corporation named Macquarie Infrastructure Corporation (“MIC Corp”));

WHEREAS, at the effective time of the Conversion (the “Effective Time”) each limited liability company interest (“LLC Interest”) of MIC LLC issued and outstanding immediately prior to the Effective Time, by virtue of the Conversion and without any action on the part of MIC LLC, the Company or the holders of the LLC Interests, was automatically converted into a share of common stock, par value $0.001 per share (the “Common Stock”) of MIC Corp;

WHEREAS, Section 8.07 of the First Supplemental Indenture provides that, in connection with, among other things, any recapitalization, reclassification or change of the LLC Interests of MIC LLC, as a result of which LLC Interests would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for such LLC Interests, then the Company shall execute with the Trustee a supplemental indenture providing that the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes for the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) receivable upon such recapitalization, reclassification or change of the LLC Interests by a holder of a number of LLC Interests issuable upon conversion of such Notes immediately prior to such recapitalization, reclassification or change of the LLC Interests;

WHEREAS, Section 7.02(a) of the Indenture provides that the Company, when authorized by the resolutions of the Board of Directors, and the Trustee may enter into a supplemental indenture, without the consent of the holders of any of the Notes at the time outstanding, to make provision with respect to the conversion rights of the holders of Notes pursuant to the requirements of Section 8.07 of the Indenture;

WHEREAS, immediately prior to the Effective Time, each $1,000 principal amount of Notes was convertible into approximately 11.7942 shares of LLC Interests;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee the Officers’ Certificate and the Opinion of Counsel described in Sections 1.02 of the Base Indenture and 8.07(b) of the First Supplemental Indenture; and

WHEREAS, all other acts and proceedings required by applicable law and the Indenture necessary to authorize the execution and delivery of this Second Supplemental Indenture and to make this Second Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this Second Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

Article 1

AMENDMENTS

Section 1.01. Settlement Upon Conversion. In accordance with Section 7.02(a) of the First Supplemental Indenture, from and after the date of this Second Supplemental Indenture, the right to convert each $1,000 principal amount of Notes into LLC Interests is hereby changed, to a right to convert such $1,000 principal amount of Notes into Common Stock, calculated so that a holder will be entitled to receive a number of shares of Common Stock equal to the number of LLC Interests such holder would have been entitled to receive prior to the Conversion. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert each Note into the Common Stock.

Section 1.02. Effectiveness. This Second Supplemental Indenture will become effective and operative and binding upon each of the Company, the Trustee and the Holders as of the Effective Time.

Article 2

MISCELLANEOUS PROVISIONS

Section 2.01. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Section 2.20. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions of the Indenture shall remain in full force and effect.

Section 2.03. Governing Law. The laws of the State of New York shall govern this Second Supplemental Indenture.

Section 2.04. Headings, Etc. The titles and headings of the articles and sections of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.05. Separability. In case any provision in the Indenture, as modified by this Second Supplemental Indenture, or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.06. Execution in Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

MACQUARIE INFRASTRUCTURE CORPORATION

By:	/s/ James Hooke
Name:	James Hooke
Title:	Chief Executive Officer

By:	/s/ Michael Kernan
Name:	Michael Kernan
Title:	General Counsel

WELLS FARGO BANK, NATIONAL ASSOCIATION as Trustee

By:	/s/ Stefan Victory
Name:	Stefan Victory
Title:	Vice President

[Signature Page to Second Supplemental Indenture]